

12011955

SEC Mail
Mail Processing
Section

FEB 27 2012

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RA 3/4

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SEC FILE NUMBER
8-~~9312~~

8-68068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2011 AND ENDING DECEMBER 31, 2011

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Value Advisors, CCC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 INVERNESS DRIVE WEST, SUITE 110

(No. and Street)

ENGLEWOOD	COLORADO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRIS YOUNGER   303-243-5601

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUERLE AND COMPANY, P.C.

(Name – *if individual, state last, first, middle name*)

7887 E. BELLEVIEW AVENUE, SUITE 700	DENVER	COLORADO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

KA 4/19

OATH OR AFFIRMATION

I, ___CHRIS YOUNGER_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___CAPITAL VALUE ADVISORS, LLC_____ , as
of ___DECEMBER 31_____ , 20 _11___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                Signature

                                                        ___MANAGING DIRECTOR_____
                                                                Title

_____
          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL VALUE ADVISORS, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

C O N T E N T S



Bauerle
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Capital Value Advisors, LLC
Englewood, Colorado

We have audited the accompanying statement of financial condition of Capital Value Advisors, LLC, as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Value Advisors, LLC, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the financial statements of Capital Value Advisors, LLC for December 31, 2011, was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional supplementary information is a required part of the financial statements in order to fulfill the reporting requirements of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Bauerle & Company P.C.

Bauerle and Company, P.C.
Denver, Colorado

January 20, 2012

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

American Institute of Certified Public Accountants

Colorado Society of Certified Public Accountants

PKF North America, an association of legally independent firms

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS

Cash	$	190,536
Accounts Receivable		29,546
Prepaid Expenses		11,710
TOTAL ASSETS	$	231,792

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	26,931
Other Accrued Liabilities		76
Total Current Liabilities		27,007
MEMBERS' EQUITY		204,785
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	231,792

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		
Commissions		$ 295,844
Services		268,694
Total Revenues		564,538
OPERATING EXPENSES		
Advertising and Promotions	$ 84,460	
Business Development	10,449	
Contributions	800	
Dues and Subscriptions	6,553	
Insurance	27,547	
Office Supplies	30,449	
Owner Compensation	28,133	
Professional Fees	86,316	
Regulatory Fees	2,828	
Rent	84,332	
Salaries and Bonuses	237,901	
Contract Labor	11,434	
Payroll Taxes	13,356	
Travel	2,335	
Total Operating Expenses		626,893
(LOSS) FROM OPERATIONS		(62,355)
INTEREST INCOME		505
NET (LOSS)		$ (61,850)

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBERS' EQUITY - DECEMBER 31, 2010	$	295,291
Member Draws		(28,656)
Net (Loss)		(61,850)
MEMBERS' EQUITY - DECEMBER 31, 2011	$	204,785

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$	(61,850)
Decrease in Assets:		
Accounts Receivable		2,954
Prepaid Expenses		25,185
Increase (Decrease) in Liabilities:		
Accounts Payable		2,992
Other Accrued Liabilities		(5,582)
Net Cash (Used In) Operating Activities		(36,301)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Draws		(28,656)
NET (DECREASE) IN CASH		(64,957)
CASH AT BEGINNING OF YEAR		255,493
CASH AT END OF YEAR	$	190,536

The accompanying notes are an integral part of the financial statements.

1 Company History, Use of Estimates and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company, headquartered in Englewood, Colorado, and began operations in January 2010. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in offering private equity investments, debt financing, and other similarly structured investments to corporate investors and/or private equity firms. The Company also acts as an advisor to companies involved in merger and acquisition transactions. The Company is not engaged in any underwriting activities.

The Company is exempt from Rule 15c3-3 under subsection (k) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of the Balance Sheet date, the Company had no cash equivalents. In addition, periodically throughout the year, the Company has maintained balances in various bank accounts in excess of federally insured limits. The Company continually monitors its positions with, and the credit quality of the financial institutions with which it invests.

Revenue Recognition. The Company recognizes commission revenue on a settlement date basis. Service revenues from advisory and consulting engagements are recognized when the services are billed.

Fair Value of Financial Instruments. The Company's financial instruments include cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their nearness to maturity.

6

1 Company History, Use of Estimates and Significant Accounting Policies. (Cont'd.)

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2011.

Advertising Expenses. Advertising costs are expensed in the period incurred. Advertising expenses were $84,460, for the year ended December 31, 2011.

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the individual members and any resulting tax liability is their responsibility, and therefore no provision for income taxes has been recorded in the accompanying financial statements.

In accordance with Generally Accepted Accounting Principles, a private entity is required to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalty and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability mentioned above or further disclosure. The years still open for income tax examinations are December 31, 2010 through 2011 for Federal purposes, and December 31, 2010 through 2011 for Colorado purposes.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through January 20, 2012, which is the date the financial statements were available to be issued. Management has not identified any material subsequent events that would require reporting or disclosure.

2 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of no less than $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital of $163,529, which was $159,529 in excess of its required minimum. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

3 Related Party Transactions.

During the year ended December 31, 2011, the Company incurred professional fees of $20,000 to an entity affiliated through common ownership. This amount is included in Accounts Payable at December 31, 2011.

The Company also paid owner compensation to the members in the amount of $28,133 during the year ended December 31, 2011.

4 Minimum Future Lease Payments.

The Company has entered into a long-term lease agreement for office space. The office lease expires in January 2015. For the year ended December 31, 2011, the payments under this lease agreement were $71,232.

The following are future minimum lease payments for the years ending December 31:

2012	$ 65,937
2013	67,392
2014	68,846
2015	5,818
	$ 207,993

SUPPLEMENTARY INFORMATION

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

Total Ownership Equity		$ 204,785
Deductions and/or Charges		
Non-Allowable Assets:		
Accounts Receivable	$ (29,546)	
Prepaid Expenses	(11,710)	
Total Non-Allowable Assets		(41,256)
NET CAPITAL		$ 163,529

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Total Members' Equity	$	204,785
Additions (Deductions)		(41,256)
Net Capital	$	163,529
Total Aggregate Indebtedness	$	27,007
Aggregate Indebtedness to Net Capital		16.5 %

The accompanying notes are an integral part of the financial statements.



Bauerle
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

To the Members
Capital Value Advisors, LLC

In planning and performing our audit of the financial statements of Capital Value Advisors, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures, referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

12

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

American Institute of Certified Public Accountants

Colorado Society of Certified Public Accountants

PKF North America, an association of legally independent firms

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in the internal control structure that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle & Company P.C.

Bauerle and Company, P.C.
Denver, Colorado

January 20, 2012

13

CAPITAL VALUE ADVISORS, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2011



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Capital Value Advisors, LLC
Englewood, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Capital Value Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Capital Value Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Value Advisors, LLC's management is responsible for the Capital Value Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle and Company P.C.
Bauerle and Company, P.C.

January 24, 2012

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

American Institute of Certified Public Accountants

Colorado Society of Certified Public Accountants

PKF North America, an association of legally independent firms

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

GENERAL ASSESSMENT		$	1,411
LESS PAYMENTS MADE:			
Date Paid:	Amount		
August 2, 2011	$ 118		
Total Payments Made			118
Total General Assessment Balance or Overpayment		$	1,293
Payment Made with Form SIPC-7		$	1,293

See accountants' report.

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF SIPC GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2011

TOTAL REVENUE	$	564,538
ADDITIONS:		
None		
DEDUCTIONS:		
Total Interest and Dividend Expense		-
SIPC NET OPERATING REVENUES	$	564,538
GENERAL ASSESSMENT @ .0025 (minimum $150)	$	1,411

See accountants' report.